UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Extraordinary General Meeting

On August 6, 2025, at 9:00 a.m. Eastern Time (9:00 p.m. Hong Kong Time on August 6, 2025), GIBO HOLDINGS LIMITED (the “Company”) held its extraordinary general meeting (the “EGM”) via a live webcast. Holders of 84,398,904 Class A ordinary shares and 173,566,065 Class B ordinary shares of the Company, representing 3,555,720,204 votes or approximately 80.3% of the total voting power of the shares entitled to vote as of the record date of July 7, 2025, were present virtually or by proxy at the EGM, and therefore constituting a quorum of one or more shareholders holding ordinary shares which carry in aggregate (or representing by proxy) not less than one-thirds (1/3) of all votes attaching to all ordinary shares in issue and entitled to vote at the EGM as of the record date of July 7, 2025.

All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

	For	Against	Abstain
Proposal One: To consider and approve an ordinary resolution to (a) implement a share consolidation of (i) Class A ordinary shares, par value US$0.000001 each (the “Class A Ordinary Shares”), whereby every 200 authorized issued and unissued Class A Ordinary Shares in the authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.0002 each (the “Consolidated Class A Ordinary Shares”), and (ii) Class B ordinary shares, par value US$0.000001 each (the “Class B Ordinary Shares”), whereby every 200 authorized issued and unissued Class B Ordinary Shares in the authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.0002 each (the “Consolidated Class B Ordinary Shares”), such that the authorized share capital of the Company shall be changed from US$50,000 divided into 50,000,000,000 ordinary shares, par value US$0.000001 each, to US$50,000 divided into 250,000,000 ordinary shares, par value US$0.0002 each, comprising of 225,000,000 Consolidated Class A Ordinary Shares and 25,000,000 Consolidated Class B Ordinary Shares (the “Share Consolidation”), and (b) authorize the board of directors of the Company (the “Board”) to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares.	3,554,791,832	905,288	23,084

Proposal Two: Subject to the Share Consolidation, to consider and approve a special resolution to amend and restate the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company, the form of which was annexed as Annex A to the Notice of Extraordinary General Meeting/Proxy Statement previously furnished with the Securities and Exchange Commission on a Form 6-K dated July 15, 2025, which incorporate amendments including but not limited to the Share Consolidation and set out the rights and privileges of the Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares.	3,554,796,038	836,265	87,901

As previously disclosed, on August 4, 2025, the Company received a letter from The Nasdaq Stock Market LLC (the “Nasdaq”), which stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) by August 11, 2025 to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on August 13, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii). The Company will submit a hearing request by that date.

The objective of the Share Consolidation is to enable the Company to regain compliance with the minimum bid price requirements and maintain its listing on the Nasdaq. The Company will implement and announce the effectiveness of the Share Consolidation afterwards. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer